Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated January 14, 2021
Relating to Preliminary Prospectus Supplement dated January 14, 2021 and
Prospectus dated February 13, 2020
Registration No. 333-236415

PROSPECT CAPITAL CORPORATION
$325,000,000
3.706% Notes due 2026

PRICING TERM SHEET
January 14, 2021

The following sets forth the final terms of the 3.706% Notes due 2026 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated January 14, 2021, together with the accompanying prospectus dated February 13, 2020, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:     Prospect Capital Corporation [Ticker: PSEC] (the “Company”)

Expected Security Ratings    Moody’s: Baa3 (Negative) / S&P: BBB- (Negative) / Kroll: BBB-
and Outlooks*:     (Negative) / Egan-Jones: BBB

Security:     Senior Unsecured Notes

Size:     $325,000,000

Maturity:     January 22, 2026

Trade Date:    January 14, 2021

Price to Public:    98.760%

Gross Spread:    1.00%

Net Proceeds to the
Company Before
Expenses:    $317,720,000

Coupon:     3.706%

Yield to Maturity:    3.982%

Spread to Benchmark     +350 bps
Treasury:

Benchmark Treasury:    UST 0.375% due December 31, 2025

Benchmark Treasury    99-15 1/4 / 0.482%
Price / Yield:

Format:     SEC Registered

Settlement**:     January 22, 2021 (T+5)

Denomination:     $1,000 and integral multiples thereof

Interest Payment Dates:    Semi-annually on January 22 and July 22 of each year, commencing on
_    July 22, 2021

Optional Redemption:     The Company may redeem in whole or in part at any time, from time to time at a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

•100% of the principal amount of the Notes to be redeemed, or

•the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed assuming for this purpose that the Notes mature on December 22, 2025, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points; provided, however, that if the Company redeems any Notes on or after December 22, 2025 (the date falling one month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued interest and unpaid interest, if any, to, but excluding, the date of redemption.

Change of Control:     Holders have the right to require the Company to repurchase the Notes at
    100% of their principal amount plus accrued interest and unpaid interest, if any, in the event of a change of control repurchase event.

CUSIP / ISIN:     74348TAU6 / US74348TAU60

Joint Book-Running    Barclays Capital Inc.
Managers:     RBC Capital Markets, LLC
    Goldman Sachs & Co. LLC

Joint Lead Managers:    KeyBanc Capital Markets Inc.

    BNP Paribas Securities Corp.
    CIBC World Markets Corp.
    Mizuho Securities USA LLC

Senior Co-Managers:    Truist Securities, Inc.
    Comerica Securities, Inc.
    R. Seelaus & Co., LLC
    UBS Securities LLC

Junior Co-Managers:    Incapital LLC
    National Securities Corporation

Revised Other
Relationships:    The information in the preliminary prospectus supplement dated January
    14, 2021 in the first paragraph under the heading UNDERWRITING—
    Other Relationships is hereby superseded by the following:

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses. In particular, affiliates of certain of the underwriters are lenders under our credit facility and the underwriters and certain of their affiliates may hold the 2024 Notes and in each case may receive a portion of the net proceeds from the offering made pursuant to this prospectus supplement and the accompanying prospectus through the repayment of any borrowings or redemption of the 2024 Notes.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Company expects that delivery of the Notes will be made to investors on or about January 22, 2021, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to two business days before delivery should consult their advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The preliminary prospectus supplement dated January 14, 2021, together with an accompanying prospectus dated February 13, 2020, which have been filed with the Securities and Exchange Commission (the “SEC”), contain this and other information about the Company and should be read carefully before investing.

The information in the preliminary prospectus supplement and the accompanying prospectus, and in this announcement, is not complete and may be changed. The preliminary prospectus supplement, the accompanying prospectus and this announcement are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any state where such offer and sale is not permitted.

The Company has filed a registration statement, including a prospectus and a prospectus supplement with the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.